UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. 1)

TURKCELL ILETISIM HIZMETLERI A.S.

(Name of Issuer)

Ordinary Shares, nominal value TRY 1.000 per share

(Title of Class of Securities)

900111204

(CUSIP Number)

Vladislav Kim

Tropic Isle Building

P.O. Box 3423

Road Town, Tortola

British Virgin Islands

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

January 28, 2008

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box ☐.

                Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See §240.13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 900111204

1.	Names of Reporting Persons Nadash International Holdings Inc.

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☒
	(b)	☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) AF

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization British Virgin Islands

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0

	8.	Shared Voting Power 1,122,000,000.238

	9.	Sole Dispositive Power 0

	10.	Shared Dispositive Power 1,122,000,000.238

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,122,000,000.238

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☒

13.	Percent of Class Represented by Amount in Row (11) 51.0% of Ordinary Shares

14.	Type of Reporting Person (See Instructions) CO

CUSIP No. 900111204

1.	Names of Reporting Persons Visor Investment Services Limited

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☒
	(b)	☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) WC

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization British Virgin Islands

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0

	8.	Shared Voting Power 1,122,000,000.238

	9.	Sole Dispositive Power 0

	10.	Shared Dispositive Power 1,122,000,000.238

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,122,000,000.238

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☒

13.	Percent of Class Represented by Amount in Row (11) 51.0% of Ordinary Shares

14.	Type of Reporting Person (See Instructions) HC

Introductory Statement

This Amendment No. 1 on Schedule 13D (this “Amendment”) supplementally amends the initial statement on Schedule 13D (the “ Existing Schedule 13D” and together with this Amendment, the “Schedule 13D”), filed on December 31, 2007 with the Securities and Exchange Commission (the “SEC”) by Nadash International Holdings Inc. (“Nadash”) and Visor Investment Services Limited (“Visor” and together with Nadash, the “Reporting Persons”) with respect to Ordinary Shares, TRY 1.000 nominal value per share (the “Shares”), of Turkcell Iletisim Hizmetleri A.S. (the “Issuer”).  Except as provided herein, this Amendment does not modify any of the information previously reported in the Existing Schedule 13D.

Item 2.	Identity and Background

Item 2(a)-(c) of the Existing  Schedule 13D is hereby amended and supplemented by adding at the end thereof the following:

                     On January 28, 2008, Nadash purchased 50% of the shares of Alfa Telecom Turkey (as defined in the Existing Schedule 13D) pursuant to the Sale and Purchase Agreement (as defined in the Existing Schedule 13D) and, as contemplated thereby, Nadash entered into a shareholders agreement dated January 28, 2008  with Alfa Finance (as defined in the Existing Schedule 13D), Alfa Telecom Turkey and Sable Fiduciary Limited, as escrow agent (the “Shareholders Agreement”).  The Shareholders Agreement is more fully described below and in the documents described in Item 6 and incorporated herein by reference.

Item 3.	Source and Amount of Funds or Other Consideration

Item 3 of the Existing Schedule 13D is hereby amended and restated in its entirety as follows:

                     The funds in the amount of US$20,000,000 used by Nadash to purchase 50% of the shares of Alfa Telecom Turkey in accordance with the Sale and Purchase Agreement were obtained from the working capital of Visor.

Item 4.	Purpose of Transaction

Item 4 of the Existing Schedule 13D is hereby amended and restated in its entirety as follows:

                     The information set forth in Item 6 is hereby incorporated by reference into this Item 4.  By virtue of becoming a 50% owner of Alfa Telecom Turkey, Nadash may be deemed to share beneficial ownership of the Shares of the Issuer owned by Alfa Telecom Turkey.  On January 28, 2008, Nadash acquired 50% of the shares of Alfa Telecom Turkey for investment purposes and also received the right under the Shareholders Agreement to participate on the boards of directors of (i) Cukurova Telecom Holdings Ltd. (“CTH”), a British Virgin Islands company as to which Alfa Telecom Turkey has a 49% ownership percent interest as well as certain rights described in more detail and referred to in the Schedule 13D filed with the SEC by Alfa Finance, Alfa Telecom Turkey and/or any of their affiliates and related persons on November 25, 2005, as such statements have been amended to date and may be amended in the future (the “Alfa Schedule 13D”), (ii) Turkcell Holding and (iii) the Issuer, in each case as more fully described below and in the documents described in Item 6 and incorporated herein by reference.

                     On January 28, 2008, Nadash and Alfa Finance completed the purchase and sale of 50% of the shares of Alfa Telecom Turkey as contemplated by the Sale and Purchase Agreement described in more detail in the Existing Schedule 13D and Item 6 below.  As a result, legal title to 50% of the shares of Alfa Telecom Turkey was transferred by Alfa Finance to Sable Fiduciary Limited, a British Virgin Islands company, acting as the escrow agent with respect to such shares (the “Escrow Agent”) as contemplated by the Sale and Purchase Agreement and holding such shares for the benefit of Nadash.   In connection with the completion of the transfer of shares in Alfa Telecom

Turkey, and as contemplated by the Sale and Purchase Agreement, Nadash, Alfa Finance, the Escrow Agent and Alfa Telecom Turkey entered into the Shareholders Agreement, which governs the rights and obligations of the parties in relation to Alfa Telecom Turkey.  The Shareholders Agreement provides that both Alfa Finance and Nadash will have equal representation on the board of directors of Alfa Telecom Turkey and further contemplates that, following the sale and purchase of the shares of Alfa Telecom Turkey pursuant to the Sale and Purchase Agreement, Alfa Telecom Turkey will use its reasonable endeavors, to the extent it is legally or contractually able to do so, to cause the appointment of one nominee of each of Alfa Finance and Nadash to the boards of directors of CTH, Turkcell Holding and the Issuer.  As of January 28, 2008, a representative of Nadash was appointed to the board of directors of Alfa Telecom Turkey.   The Shareholders Agreement further provides that, to the extent nominees of each of Alfa Finance and Nadash are placed on the board of directors of CTH, Turkcell Holding and/or the Issuer, Alfa Finance and Nadash agree that before any meeting of the boards of directors of such companies, such nominees of Alfa Finance and Nadash will agree how they will vote with respect to the relevant issues at the board of directors meeting of the relevant company  and, to the extent such agreement cannot be reached, will abstain from voting on the relevant issues at the relevant board meeting.

                     The Shareholders Agreement also provides that Nadash’s right to receive dividends or other distributions of any kind from Alfa Telecom Turkey is limited to the extent that Astelit LLC (“Astelit”), a Ukrainian company and an indirect, majority-owned subsidiary of the Issuer, pays a dividend or makes a distribution to its shareholders. If any such dividend or distribution is paid or made by Astelit, Nadash is entitled to receive a proportionate dividend from Alfa Telecom Turkey, and the Escrow Agent is required by the Shareholders Agreement to pay immediately any such dividend or distribution it may receive on to Nadash and,  until the Escrow Agent does so, to hold the same for the benefit of Nadash.  Nadash has no right to any other dividends or distributions from Alfa Telecom Turkey. The Shareholders Agreement also provides that, under certain circumstances set out therein, Alfa Finance has an option to repurchase the 50% of the shares of Alfa Telecom Turkey beneficially owned by Nadash.  In addition, under certain circumstances set out in the Shareholders Agreement, Nadash has an option to require Alfa Finance to repurchase the 50% of the shares of Alfa Telecom Turkey beneficially owned by Nadash.

                     An executed copy of the Sale and Purchase Agreement is an exhibit to this Schedule 13D and is incorporated herein by reference.  An executed copy of the Shareholders Agreement is an exhibit to this Schedule 13D and is incorporated herein by reference to Exhibit C to Amendment No. 3 to Schedule 13D filed by Alfa Telecom Turkey, Alfa Finance and certain other parties with the SEC on January 29, 2008 containing such agreement.  The foregoing description of the Sale and Purchase Agreement and the Shareholders Agreement does not purport to be complete and is qualified in its entirety by the terms of the Sale and Purchase Agreement and the Shareholders Agreement, which are incorporated herein by reference.

                     In addition, reference is made to the Alfa Schedule 13D for information regarding the rights of Alfa Telecom Turkey described therein, including the right to participate on the boards of directors of Turkcell Holding and the Issuer.

                     By virtue of the foregoing, the Reporting Persons, through their ownership of 50% of the shares of Alfa Telecom Turkey, may be deemed to share the beneficial ownership of the Issuer’s Shares beneficially owned by Alfa Telecom Turkey and may have influence over the corporate activities of the Issuer.  Except as described in this Schedule 13D, the Reporting Persons have no plans or proposals which relate to or would result in the types of transactions set forth in subparagraphs (a)-(j), inclusive, of Item 4 of Schedule 13D.  The Reporting Persons may, at any time and from time to time, and reserve the right to, review or reconsider their position and/or change their purpose and/or formulate plans or proposals with respect thereto, and to take any and all actions that they deem appropriate to maximize the value of their investments.  As part of their effort to maximize the value of their indirect investment in the Issuer, the Reporting Persons may, from time to time, consider, evaluate, and propose possible transactions involving the Issuer or its subsidiaries, which could include, among other things and without limitation, (i) the possible direct or indirect acquisition of additional securities of the Issuer; and (ii) the possible disposition of any securities of the Issuer owned directly or indirectly by them.  The Reporting Persons may also, at any time and from time to time, formulate other plans or proposals regarding the Issuer or its securities to the extent deemed advisable in light of market conditions, subsequent developments affecting the Issuer, the general business and future prospects of the Issuer, tax considerations and other factors.

Item 5.	Interest in Securities of the Issuer

Item 5 of the Existing Schedule 13D is hereby amended and restated in its entirety as follows:

                     The information set forth in Items 4 and 6 of this Schedule 13D is hereby incorporated by reference into this Item 5.

                                                                (a) — (b)                                Each of the Reporting Persons may be deemed to share beneficial ownership of the 1,122,000,000.238 Shares of the Issuer held by Turkcell Holding, representing 51.0% of the issued and outstanding share capital of the Issuer.  Each of the Reporting Persons may be deemed to have shared power to vote or direct the vote, and share power to dispose or direct the disposition of, such 1,122,000,000.238 Shares by virtue of (i) the purchase by Nadash of 50% of Alfa Telecom Turkey’s shares completed on January 28, 2008, pursuant to the Sale and Purchase Agreement, as well as the terms of the Shareholders Agreement, and (ii) the ownership interest and board participation and other rights of Alfa Telecom Turkey and other parties described in more detail in the Alfa Schedule 13D.  Reference is made to the Alfa Schedule 13D for information required by Item 2 with respect to Alfa Telecom Turkey and Alfa Finance.

                                                                (c)                                  Except as described in this Schedule 13D, there have been no transactions effected with respect to any Shares during the past 60 days by either of the Reporting Persons or any person listed on Annex A.

                                                                (d)                                 The Reporting Persons do not have any such knowledge.

                                                                (e)                                  Not applicable.

Item 6.         Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

Item 6 of the Existing Schedule 13D is hereby amended and restated in its entirety as follows:

                     As described in more detail in the Existing Schedule 13D, on November 29, 2007 Nadash entered into the Sale and Purchase Agreement with Alfa Finance, pursuant to which Nadash agreed to purchase from Alfa Finance 50% of the shares of Alfa Telecom Turkey, subject to the satisfaction of certain conditions precedent set forth in the Sale and Purchase Agreement.  On January 28, 2008, Nadash purchased such shares and entered into the Shareholders Agreement.  The information relating to the Sale and Purchase Agreement and the Shareholders Agreement set forth in Items 4 of this Schedule 13D is incorporated into this Item 6 by reference.  Copies of the Sale and Purchase Agreement and the Shareholders Agreement are exhibits to this Schedule 13D and are incorporated herein by reference.  The foregoing description of the Sale and Purchase Agreement and the Shareholders Agreement does not purport to be complete and is qualified in its entirety by the terms of the Sale and Purchase Agreement and the Shareholders Agreement, which are incorporated herein by reference.

                Except as disclosed in this Schedule 13D, there are no contracts, arrangements, understandings or relationships (legal or otherwise) between the Reporting Persons or between such persons and any person with respect to any securities of the Issuer.

Item 7.	Material to be Filed as Exhibits

The Exhibit Index is incorporated herein by reference.

Signature

After reasonable inquiry and to the best of each of the undersigned’s knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

NADASH INTERNATIONAL HOLDINGS INC.

January 30, 2008
(Date)
/s/ Vladislav Kim
(Signature)
Vladislav Kim, Director
(Name and Title)

VISOR INVESTMENT SERVICES LIMITED

January 30, 2008
(Date)
/s/ Aibar Burkitbayev
(Signature)
Aibar Burkitbayev, Director
(Name and Title)

EXHIBIT INDEX

Exhibit	Document

A

Joint Filing Agreement, dated as of December 31, 2007, by and between Nadash International Holdings Inc. and Visor Investment Services Limited, incorporated herein by reference to Exhibit A to the Statement on Schedule 13D filed by Nadash International Holdings Inc. and Visor Investment Services Limited with the Securities and Exchange Commission on December 31, 2007

B

Sale and Purchase Agreement, dated November 29, 2007, between Alfa Finance Holdings S.A. and Nadash International Holdings Inc., incorporated herein by reference to Exhibit B to Amendment No. 2 to the Statement on Schedule 13D filed by Alfa Telecom Turkey Limited, Alfa Finance Holdings S.A., OOO “ALTIMO”, Altimo Holdings & Investments Limited, CTF Holdings Limited and Crown Finance Foundation with the Securities and Exchange Commission on December 4, 2007

C

Shareholders Agreement relating to Alfa Telecom Turkey Limited, dated January 28, 2008, between Alfa Finance Holdings S.A., Nadash International Holdings Inc., Sable Fiduciary Limited and Alfa Telecom Turkey Limited, incorporated herein by reference to Exhibit C to Amendment No. 3 to the Statement on Schedule 13D filed by Alfa Telecom Turkey Limited, Alfa Finance Holdings S.A., OOO “ALTIMO”, Altimo Holdings & Investments Limited, CTF Holdings Limited and Crown Finance Foundation with the Securities and Exchange Commission on January 29, 2008